SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 October 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

Q3 2013 Interim Management Statement

29 October 2013

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2013.
Statutory basis
Statutory information is set out on pages 14 and 15.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2013 results with 2012 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results of the Group and divisions are presented on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
• In order to reflect the impact of the acquisition of HBOS, the following have been excluded:

– the amortisation of purchased intangible assets; and

– the unwind of acquisition-related fair value adjustments.

• The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of certain asset sales, liability management and volatile items; – volatility arising in insurance businesses; – Simplification costs; – Verde costs;	–payment protection insurance provision; –insurance gross up; –certain past service pensions items in respect of the Group’s defined benefit pension schemes; and –other regulatory provisions.
The financial statements have been restated following the implementation of IAS 19R Employee Benefits and IFRS 10 Consolidated Financial Statements with effect from 1 January 2013.  Further details are shown on page 14.

To enable a better understanding of the Group’s core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group’s risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group’s customer strategy.  The EC mandated retail business disposal (Project Verde) is included in core portfolios.

The Group’s core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.  The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group’s income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.

Unless otherwise stated income statement commentaries throughout this document compare the nine months ended 30 September 2013 to the nine months ended 30 September 2012, and the balance sheet analysis compares the Group balance sheet as at 30 September 2013 to the Group balance sheet as at 31 December 2012.

Additional pro forma disclosures: Non-core assets, risk-weighted assets and the fully loaded CRD IV capital ratios are also presented on a pro forma basis.  The pro forma basis reflects the impact of certain announced transactions which have yet to complete as at the balance sheet date.  The details of these transactions are included in the relevant disclosures.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; and to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or other jurisdictions in which the Group operates, including the US; the implementation of Recovery and Resolution Directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

RESULTS SUMMARY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013
SIGNIFICANT PROGRESS IN DELIVERING STRATEGY; STRONG UNDERLYING PERFORMANCE

‘The third quarter was an especially significant one for the Group.  We returned the TSB bank to the high street and launched a rebranded, revitalised Lloyds Bank.  I am pleased that the progress we have made enabled the UK government to begin the process of returning the Group to full private ownership, and importantly, getting taxpayer’s money back at a profit.  Our strategic plan continues to deliver and customers are increasingly seeing the benefits.

At the same time we are creating a low cost, low risk differentiated business, resulting in better profitability and returns despite further legacy charges.  Together with the actions outlined earlier, these are key milestones not just for Lloyds Banking Group but also for UK banking.’

António Horta-Osório, Group Chief Executive

Significant progress in delivering our strategy and supporting our customers

•	Continue to support the UK economy through lending to SMEs and first-time buyers, and the Help to Buy scheme

•	Core loan book now growing in all divisions; returned mortgage lending to growth in the third quarter

•	Returned TSB to the high street and launched a rebranded, revitalised Lloyds Bank in September

•	Further strong performance in customer service and in reducing customer complaints

•	Non-core asset reduction ahead of plan and capital accretive; year end non-core targets already achieved

•	Further increased UK focus with sale of Australian and German businesses; 2014 international presence target achieved

•	Further progress in strengthening capital position despite an additional charge for legacy PPI business in the quarter

Substantial increase in Group underlying profit and returns

•	Underlying profit increased by 136 per cent to £4,426 million in the first nine months of 2013

•	Return on risk-weighted assets increased to 2.01 per cent (first nine months of 2012: 0.74 per cent)

•	Underlying profit in the quarter of £1,524 million, up 7 per cent on second quarter and 83 per cent on third quarter of 2012

•	Underlying income of £14,019 million in the first nine months, up 1 per cent

•	Net interest margin increased 13 basis points to 2.06 per cent, and to 2.17 per cent in the third quarter

•	Costs reduced by 6 per cent to £7,110 million, and the impairment charge by 44 per cent to £2,483 million

Strong core business performance, with further increase in profitability and returns

•	Core underlying profit increased by 20 per cent to £5,549 million; third quarter up 2 per cent on second quarter

•	Core return on risk-weighted assets increased from 2.57 per cent to 3.17 per cent

•	Core underlying income of £13,500 million, up 5 per cent (up 2 per cent excluding St. James’s Place effects)

•	Core margin improved 12 basis points to 2.44 per cent; core impairment charge down 9 per cent to £1,231 million

Statutory profit before tax of £1,694 million; tangible net asset value per share of 51.1p

•	Statutory profit before tax of £1,694 million (nine months to 30 Sept 2012: loss of £607 million) including an additional charge for legacy PPI business of £750 million

•
Tangible net asset value per share of 51.1p (31 Dec 2012: 51.9p; 30 Jun 2013: 54.6p); third quarter change mainly due to loss on capital accretive non-core disposals, related deferred tax write-off, and adverse pension and PPI movements

Continued balance sheet strengthening and risk reduction

•	Group loan to deposit ratio improved to 114 per cent (31 Dec 2012: 121 per cent); core ratio maintained at 100 per cent

•	Estimated pro forma fully loaded CRD IV core tier 1 ratio increased to 9.9 per cent (31 Dec 2012: 8.1 per cent)

•	Non-core assets reduced to £70 billion (pro forma) in a capital accretive way and non-retail non-core to £30 billion

Guidance further enhanced; remain confident in delivering strategic plan

•	Net interest margin now expected to be 2.11 per cent for full year 2013 (previously expected to be close to 2.10 per cent)

•	Non-core assets expected to be around £66 billion, with non-retail non-core at around £26 billion, at the year end;

around £15 billion of non-retail non-core assets expected at the end of 2014

•	Guidance for costs and capital position remains unchanged

•	Expect to continue to grow core loan book in remainder of the year

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT

	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121	Change	Three months ended 30 Sept 2013	Three months ended 30 Sept 20121	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	7,967	7,790	2	2,761	2,575	7
Other income	6,285	6,376	(1)	1,879	2,112	(11)
Insurance claims	(233)	(335)	30	(85)	(102)	17
Total underlying income	14,019	13,831	1	4,555	4,585	(1)
Total costs	(7,110)	(7,537)	6	(2,361)	(2,492)	5
Impairment	(2,483)	(4,419)	44	(670)	(1,262)	47
Underlying profit	4,426	1,875	136	1,524	831	83
Asset sales and volatile items	188	586		(709)	506
Simplification and Verde costs	(1,194)	(731)		(408)	(218)
Legacy items	(1,325)	(2,225)		(750)	(1,150)
Other items	(401)	(112)		(97)	(120)
Profit (loss) before tax – statutory	1,694	(607)		(440)	(151)
Taxation	(1,414)	(429)		(858)	(223)
Profit (loss) for the period	280	(1,036)		(1,298)	(374)

Earnings (loss) per share	0.4p	(1.6)p	2.0p	(1.8)p	(0.6)p	(1.2)p

Banking net interest margin	2.06%	1.93%	13bp	2.17%	1.93%	24bp
Average interest-earning assets	£513.9bn	£547.8bn	(6)	£507.9bn	£537.1bn	(5)
Impairment charge as a % of average advances	0.63%	1.04%	(41)bp	0.51%	0.93%	(42)bp
Return on risk-weighted assets	2.01%	0.74%	127bp	2.14%	1.01%	113bp

BALANCE SHEET AND KEY RATIOS

	At 30 Sept 2013	At 31 Dec 2012	Change %

Loans and advances to customers excluding reverse repos2	£494.8bn	£512.1bn	(3)
Customer deposits excluding repos3	£432.9bn	£422.5bn	2
Loan to deposit ratio4	114%	121%	(7)pp
Total assets	£870.4bn	£934.2bn	(7)
Wholesale funding	£151.4bn	£169.6bn	(11)
Wholesale funding <1 year maturity	£49.7bn	£50.6bn	(2)
Risk-weighted assets	£276.6bn	£310.3bn	(11)
Core tier 1 capital ratio	13.5%	12.0%	1.5pp
Estimated pro forma fully loaded CRD IV core tier 1 ratio5	9.9%	8.1%	1.8pp
Estimated pro forma fully loaded leverage ratio (including tier 1 instruments)5	4.1%	3.8%	0.3pp
Estimated fully loaded CRD IV core tier 1 ratio	9.5%	8.1%	1.4pp
Estimated fully loaded leverage ratio (including tier 1 instruments)	4.0%	3.8%	0.2pp

Net tangible assets per share1	51.1p	51.9p	(0.8)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 14.
2	Excludes reverse repos of £0.7 billion (31 December 2012: £5.1 billion).
3	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion).
4	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.
5	Pro forma ratios including benefits of announced sales of the Australian operations, Sainsbury’s Bank and Heidelberger Leben.

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT – CORE AND NON-CORE

	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121	Change	Three months ended 30 Sept 2013	Three months ended 30 Sept 20121	Change
Core	£ million	£ million	%	£ million	£ million	%

Net interest income	7,742	7,381	5	2,711	2,459	10
Other income	5,991	5,850	2	1,803	1,963	(8)
Insurance claims	(233)	(335)	30	(85)	(102)	17
Total underlying income	13,500	12,896	5	4,429	4,320	3
Total costs	(6,720)	(6,913)	3	(2,252)	(2,246)	–
Impairment	(1,231)	(1,351)	9	(324)	(373)	13
Underlying profit	5,549	4,632	20	1,853	1,701	9

Banking net interest margin	2.44%	2.32%	12bp	2.54%	2.32%	22bp
Impairment charge as a % of average advances	0.39%	0.42%	(3)bp	0.32%	0.36%	(4)bp
Return on risk-weighted assets	3.17%	2.57%	60bp	3.19%	2.83%	36bp

Non-core

Net interest income	225	409	(45)	50	116	(57)
Other income	294	526	(44)	76	149	(49)
Total underlying income	519	935	(44)	126	265	(52)
Total costs	(390)	(624)	38	(109)	(246)	56
Impairment	(1,252)	(3,068)	59	(346)	(889)	61
Underlying loss	(1,123)	(2,757)	59	(329)	(870)	62

Banking net interest margin	0.41%	0.57%	(16)bp	0.41%	0.49%	(8)bp
Impairment charge as a % of average advances	1.70%	3.23%	(153)bp	1.41%	3.08%	(167)bp

BALANCE SHEET AND KEY RATIOS

	At 30 Sept 2013	At 31 Dec 2012	Change %
Core

Loans and advances to customers excluding reverse repos2	£430.0bn	£425.3bn	1
Customer deposits excluding repos3	£430.2bn	£419.1bn	3
Core loan to deposit ratio4	100%	101%	(1)pp

Risk-weighted assets	£227.6bn	£237.4bn	(4)

Non-core

Total non-core assets	£76.1bn	£98.4bn	(23)
Risk-weighted assets	£49.0bn	£72.9bn	(33)

Retail non-core assets (pro forma)5	£40.2bn	£49.9bn	(19)
Non-retail non-core assets (pro forma)5	£29.8bn	£48.5bn	(39)
Total non-core assets (pro forma)5	£70.0bn	£98.4bn	(29)

Risk-weighted assets (pro forma)5	£44.4bn	£72.9bn	(39)

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 14.
2	Excludes reverse repos of £0.7 billion (31 December 2012: £5.1 billion).
3	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion).
4	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.
5
Non-core assets and non-core risk-weighted assets are reported on a pro forma basis to recognise the reductions from the announced sales of the Australian operations (announced in October) and Heidelberger Leben (announced in August).

GROUP CHIEF EXECUTIVE’S STATEMENT

The nine months to the end of September have been important for the Group.  We have made further significant progress on our strategy, by investing in our core UK franchise to improve our products, services and processes to support our customers and the UK economic recovery, and by continuing to reduce costs and risk and therefore our cost of equity.  As a result, we have delivered substantial improvements both in Group profitability and returns despite further legacy charges, and in our core business which is performing strongly.

In the third quarter, we further improved the underlying profit and returns in the Group and in our core business, while continuing to strengthen our balance sheet and reduce risk.  We made substantial capital accretive non-core asset reductions in the quarter and, together with additional sales announced in October, we have now achieved our year end target of less than £70 billion of non-core assets.  The sale of a number of non-core international assets, including announced sales in Germany and Australia, has further reduced our international presence and increased our focus on our core UK market.

September was a significant month for the Group.  We successfully launched two new banks, TSB and Lloyds Bank, with TSB bringing a fresh new competitor to Britain’s high streets and the revitalised Lloyds Bank building on its history of almost 250 years of serving the people and businesses of Britain.  We were also pleased to see the UK government begin the process of returning the Group to full private ownership and getting taxpayer’s money back at a profit through the sale of part of its shareholding in September.  These are key milestones for Lloyds Banking Group and for UK banking.

A substantial increase in profitability and returns
Group underlying profit in the nine months to the end of September increased by £2,551 million to £4,426 million, while the Group’s return on risk-weighted assets improved to 2.01 per cent from 0.74 per cent.  The key drivers of this improvement were an increase in the net interest margin of 13 basis points to 2.06 per cent, and our continued strong control of cost and risk, with Group costs reducing 6 per cent to £7,110 million and the impairment charge 44 per cent lower at £2,483 million.

Profit and returns in the core business improved substantially, with underlying profit up 20 per cent to £5,549 million, and the return on risk-weighted assets increasing by 60 basis points to 3.17 per cent.  Core underlying income grew 5 per cent to £13,500 million (a 2 per cent increase excluding St. James’s Place), with net interest margin increasing by 12 basis points to 2.44 per cent, and costs and the impairment charge reducing by 3 per cent to £6,720 million and 9 per cent to £1,231 million, respectively.  In line with our focus on supporting the UK economy, we not only continued to grow our core loan book in the quarter, having returned it to growth earlier this year, but importantly, we also returned mortgage lending to growth.

Statutory profit before tax was £1,694 million, compared to a £607 million loss in the same period last year, despite a charge for legacy items of £1,325 million in the first nine months of this year.  This includes an additional charge for legacy PPI business of £750 million in the third quarter.  PPI complaint volumes have continued to decline, albeit at a slower than expected rate, while response rates to proactive mailing were higher than forecast.

Continued balance sheet strengthening and risk reduction
We have made significant progress in further strengthening the balance sheet and reducing risk, while growing net lending in all our core divisions in the third quarter.  We have a strong capital position, and our estimated pro forma fully loaded CRD IV core tier 1 ratio of 9.9 per cent represents an improvement of 0.3 percentage points over the last quarter and 1.8 percentage points since the start of the year.  This has been mainly driven by capital generation in the core business and from the decrease in risk-weighted assets from improving economic conditions and non-core asset reductions.

The Group’s funding position remains strong, with customer deposits up 2 per cent and our core loan to deposit ratio further improved to 100 per cent from 101 per cent at the end of 2012.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Significant progress in delivering our strategy and supporting customers and the UK economy
We continue to focus on creating a low risk, highly efficient UK retail and commercial bank, focused on our customers’ needs, and supporting the UK economic recovery.

We are targeting a leading cost position through the delivery of our Simplification programme, which is already substantially decreasing our operating leverage and improving our processes and the service we deliver to our customers.  Together with our low risk business model and strong competitive position, we expect this to deliver a lower cost of equity.  In turn, we believe this will deliver sustainable competitive advantage and strong returns for our shareholders over time.

In line with our UK-focused strategy, we continue to reshape the business and reduce our international presence, most recently announcing the sale of our remaining Australian operations and reducing our business in Germany.  We have now exited, or announced the exit from, 21 countries and in doing so have met our target to be operating in 10 countries or fewer by the end of 2014, more than a year ahead of plan.

The outlook for the UK economy now looks more positive and the Group’s business model is well matched to the economic environment.  We are actively supporting sustainable growth in the UK economy through the focused range of products and the services we provide to our business and personal customers, as well as through the partnerships we have built with industry and government.

For our corporate customers, the government’s Funding for Lending scheme supports the UK economic recovery by providing low cost funding to small and medium sized businesses which are at the heart of the British economy.  We have committed more than £28 billion of gross funds to customers through this scheme since September 2012, and so far this year we have helped around 94,000 business start-ups, meaning that we are on track to achieve our commitment of 100,000 by the end of 2013.

For our retail customers, we have made strong progress in customer service, with FCA reportable banking complaints, excluding PPI, reducing in the first nine months of the year by 20 per cent compared to the same period in 2012.  Similarly we have continued to improve satisfaction scores, with Net Promoter Scores increasing by 13 per cent over the first nine months.

We continue to be the UK’s largest lender to first-time buyers, providing one in four mortgages, and had lent £6.7 billion to over 56,000 first-time buyers at the end of September.  In October, we exceeded our commitment to help 60,000 customers buy their first home in 2013.  The UK government’s Help to Buy scheme is designed to provide access for first-time buyers and home movers to mortgages at up to 95 per cent of the value of the home purchases.  In support of the scheme we have introduced a range of mortgage products through Halifax and Bank of Scotland.  These products will enable customers to benefit from the scheme which features a loan guarantee by the government.  We believe this programme will increase liquidity in the housing market and to the wider economy, including through increased activity in the construction sector.

For our Insurance customers, we are enhancing our market leading pensions and protection products, which help customers protect themselves today and prepare for a secure future.  Our strong performance in Corporate Pensions reflects the strength of our proposition and the robust pipeline generated in the run-up to the implementation of the Retail Distribution Review.  Looking forward, we believe that supporting our customers through auto-enrolment will drive growth in this area.  In addition, we have launched our enhanced annuities product in both the intermediary and direct channels as a key step to expanding our participation in the annuity market.  In General Insurance we are enhancing our systems capability to improve the competitiveness of our offering.  As a result of this activity we are confident our multi-brand, multi-channel model leaves us well positioned to meet the changing financial needs of our customers.

In the Wealth business we have rolled out a new point-of-sale system and introduced a pilot of the improved Customer Relationship Management technology, while we continue to invest in products and propositions in the Asset Finance business, including new website functionality which allows customers to get car finance quotes online.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Guidance further enhanced
We continue to make substantial progress and as a result we are today further upgrading our guidance for net interest margin and non-core asset reduction.  We now expect our 2013 full year Group net interest margin to improve to 2.11 per cent, a significant increase from our expectation at the beginning of the year of around 1.98 per cent, and above the improved guidance we gave in our half year results.  We now expect total non-core assets to reduce to around £66 billion by the end of this year, compared to our previous guidance of less than £70 billion, which we have already achieved.  We have also improved our guidance for non-retail non-core assets, and now expect to achieve a reduction to around £26 billion by the end of 2013 and around £15 billion by the end of 2014.

At the half year, we upgraded our outlook for capital, expecting our fully loaded ratio to be above 10 per cent by the end of 2013, and we remain confident of achieving this target.  We also continue to expect costs to reduce to around £9.6 billion in the full year 2013, and the impairment charge in 2013 to be substantially lower than in 2012.

We have now commenced discussions with the regulators regarding the timetable and conditions for future dividend payments.

Remain confident in delivering our strategic plan
Our strong underlying performance reflects the significant progress made on our strategy.  We have accelerated its delivery in many areas, with progress towards our non-core asset reduction, cost saving and international footprint targets being achieved significantly ahead of plan.  We are well on our way to becoming a better, simpler, low risk bank, which delivers the products our customers need and the strong performance and sustainable returns our shareholders expect.

António Horta-Osório
Group Chief Executive

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE

Overview
In the first nine months of 2013, we significantly improved the Group’s underlying and statutory profitability, with margin expansion, core lending growth and a gain from the sales of shares in St. James’s Place all supporting income growth, while costs and impairments continued to fall as we further simplified the business and de-risked the balance sheet.  The third quarter saw us return our mortgage book to growth and we again increased lending to both SME customers and other corporates.  Non-core asset reductions continued to be capital accretive and underlying losses from the portfolio declined significantly.  The Group’s capital position has advanced considerably in the year to date despite further charges for legacy PPI business, while our funding position remains secure and our liquid asset buffer prudent.

Significantly improved Group underlying and statutory profitability and a strong balance sheet
Group underlying profit before tax increased by £2,551 million to £4,426 million compared to the first nine months of 2012 and the return on risk-weighted assets improved to 2.01 per cent from 0.74 per cent, driven by increased earnings and reduced risk-weighted assets, predominantly in the non-core business.  Underlying income grew by 1 per cent to £14,019 million, including a £433 million gain relating to the sales of shares in St. James’s Place recognised in the first half.  Group net interest margin increased to 2.06 per cent, mainly driven by improved deposit margins and the reduction in lower margin non-core assets.  Total costs continue to be tightly controlled and fell by 6 per cent to £7,110 million.  The impairment charge improved by 44 per cent to £2,483 million, mainly driven by the reduction in non-core assets and the sustained improvement in Group asset quality.

Core underlying profit improved substantially to £5,549 million from £4,632 million, with the return on risk-weighted assets improving to 3.17 per cent from 2.57 per cent.  Excluding St. James’s Place effects, the return on risk-weighted assets was 2.88 per cent.  Core underlying income increased 5 per cent to £13,500 million, and by 2 per cent excluding St. James’s Place effects.  The core net interest margin increased by 12 basis points to 2.44 per cent, again driven mainly by improved deposit margins.

Core loans and advances grew by £4.7 billion to £430.0 billion, primarily driven by increases in Commercial Banking and Wealth, Asset Finance and International.  We also returned Retail secured lending to growth as expected in the third quarter.  Core costs decreased by 3 per cent, driven by further savings from the Simplification programme and the deconsolidation of St. James’s Place.  The core impairment charge decreased 9 per cent to £1,231 million with the reduction primarily attributable to lower Retail impairments.

The non-core underlying loss reduced by 59 per cent to £1,123 million year-on-year, largely as a result of a 59 per cent reduction in the impairment charge to £1,252 million, with reduced impairment charges in Commercial Banking and Ireland.

Group statutory profit before tax increased by £2,301 million to £1,694 million, driven by an improvement in underlying profit of £2,551 million and the lower provision for legacy issues of £1,325 million compared to the £2,225 million charge in the first nine months of 2012.  In the third quarter we made a statutory loss before tax of £440 million as strong underlying performance was offset by a further £750 million provision for legacy PPI business and £626 million of losses arising from capital accretive asset sales including the statutory loss before tax on the announced sale of the Group’s German life insurance business Heidelberger Lebensversicherung AG (Heidelberger Leben) of approximately £330 million.

We have reduced non-core assets by £28.4 billion to £70.0 billion on a pro forma basis, meeting our year end target.  These non-core asset reductions continue to be capital accretive overall and, together with core underlying profit generation and management actions, have resulted in a considerable strengthening of our capital ratios since December 2012.  Our estimated pro forma fully loaded CRD IV core tier 1 ratio has now increased from 8.1 per cent at the beginning of the year to 9.9 per cent, including the effect of PPI provisions and the announced disposals of the Group’s Australian operations, the Heidelberger Leben business and our interest in Sainsbury’s Bank.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Underlying income
	Total			Core

	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 2012	Change	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 2012	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	7,966	7,787	2	7,741	7,378	5
Other income	5,738	6,157	(7)	5,444	5,631	(3)
Insurance claims	(233)	(335)	30	(233)	(335)	30
	13,471	13,609	(1)	12,952	12,674	2
St. James’s Place	548	222		548	222
Total underlying income	14,019	13,831	1	13,500	12,896	5

Banking net interest margin	2.06%	1.93%	13bp	2.44%	2.32%	12bp
Average interest-earning banking assets	£513.9bn	£547.8bn	(6)	£419.4bn	£424.6bn	(1)
Loan to deposit ratio	114%	124%	(10)pp	100%	102%	(2)pp

Total underlying income
Group underlying income increased by 1 per cent to £14,019 million and was 1 per cent lower at £13,471 million excluding St. James’s Place.

Net interest income increased by 2 per cent to £7,966 million in the nine months ended September and by 7 per cent against the third quarter of 2012. This reflects the improved net interest margin of 2.06 per cent in the nine months and 2.17 per cent in the third quarter, partly offset by the 6 per cent fall in average interest-earning assets, principally driven by the non-core asset reduction.

The improvement in net interest margin was principally driven by strong underlying performance in deposit margin, which more than offset a small decline in asset margin and the 8 basis points income drag from the repositioning of our government bond portfolio.  Our net interest margin has also benefited, relative to our expectations at the beginning of the year, from the effect of repositioning our structural hedge.

Excluding St. James’s Place, other income was 7 per cent lower, primarily driven by the 44 per cent reduction in income in the non-core business as we continue to run down the assets. Insurance claims levels were lower as the significant weather related claims incurred in 2012 have not been repeated.

Core underlying income
Core net interest income increased 5 per cent compared to the same period last year.  The reduction in average interest-earning assets was more than offset by the 12 basis point improvement in the net interest margin to 2.44 per cent in the nine months, and the 11 basis point improvement to 2.54 per cent in the quarter.  Excluding St. James’s Place, core other income net of insurance claims was down 2 per cent at £5,211 million.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Total costs
	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121	Change
	£ million	£ million	%

Core	(6,720)	(6,913)	3
Non-core	(390)	(624)	38
Total costs	(7,110)	(7,537)	6

Simplification savings annual run-rate	1,315	660

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 14.

The Group continues to make strong progress on cost reductions with total costs decreasing 6 per cent to £7,110 million despite increasing investment in the business and inflationary pressures.  Core costs reduced 3 per cent, driven by the benefits of the Simplification programme, strong cost management and the benefit from the deconsolidation of St. James’s Place.  Costs attributable to St. James’s Place were £127 million in the nine months to September 2012, compared to £44 million in the first nine months of this year.  Non-core costs fell 38 per cent due to the significant reduction in non-core assets.

At 30 September 2013, we had realised annual run-rate cost savings of £1,315 million from our initiatives to simplify the Group, an increase of £468 million since 31 December 2012.  These initiatives contributed cost savings of £968 million in the nine months to September.  We remain confident of achieving our target of £1.9 billion of annual run-rate cost savings by the end of 2014.

Impairment
	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 2012	Change
	£ million	£ million	%

Core	(1,231)	(1,351)	9
Non-core	(1,252)	(3,068)	59
Total impairment	(2,483)	(4,419)	44

Core	0.39%	0.42%	(3)bp
Non-core	1.70%	3.23%	(153)bp
Impairment charge as a % of average advances	0.63%	1.04%	(41)bp

	As at 30 Sept 2013	As at 31 Dec 2012	Change
	%	%
Impaired loans as a % of closing advances	7.2	8.6	(1.4)pp
Provisions as a % of impaired loans	50.9	48.2	2.7pp

The impairment charge reduced by 44 per cent to £2,483 million with continued strong management of impaired loans and the reduction in non-core leading to a further significant improvement in overall portfolio quality.  The impairment charge as a percentage of average advances improved by 41 basis points to 0.63 per cent, close to our 2014 target for the Group of 50 to 60 basis points.  The core impairment charge as a percentage of average advances continues to remain low at 0.39 per cent.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

The 9 per cent decrease in core impairment to £1,231 million compared to the first nine months of 2012 was primarily driven by lower impairments in Retail due to strong underlying performance across all portfolios, and we have seen good underlying trends in Commercial Banking in the year to date.  The significant improvement in the non-core impairment charge of 59 per cent compared to the first nine months of 2012 reflects substantial reductions in both our Commercial Banking and Irish portfolios.

Impaired loans as a percentage of closing advances reduced to 7.2 per cent, from 8.6 per cent at 31 December 2012, driven by improvements in Commercial Banking’s core and non-core books.  Provisions as a percentage of impaired loans increased from 48.2 per cent at 31 December 2012 to 50.9 per cent.

Statutory profit
Statutory profit before tax was £1,694 million compared to a loss of £607 million in the first nine months of 2012.  Further detail on the reconciliation of underlying to statutory results is included on page 17.

	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121
	£ million	£ million

Underlying profit	4,426	1,875
Asset sales and volatile items:
Asset sales	(637)	(27)
Sale of government securities	786	1,326
Liability management	(97)	(207)
Own debt volatility	(167)	(341)
Other volatile items	(243)	(618)
Volatility arising in insurance businesses	637	241
Fair value unwind	(91)	212
	188	586
Simplification and Verde costs	(1,194)	(731)
Legacy items:
Payment protection insurance provision	(1,250)	(2,075)
Other regulatory provisions	(75)	(150)
	(1,325)	(2,225)
Other items:
Past service pensions (charge) credit	(104)	250
Amortisation of purchased intangibles	(297)	(362)
	(401)	(112)
Profit (loss) before tax – statutory	1,694	(607)
Taxation	(1,414)	(429)
Profit (loss) for the period	280	(1,036)
Earnings (loss) per share	0.4p	(1.6)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 14.

Asset sales
Asset sales included gains on the sale of government securities of £786 million (2012: £1,326 million) and a net loss of £637 million (after related fair value unwind of £1,345 million), principally from the significant reduction in non-core assets.  In the third quarter there was a net loss of £626 million, of which approximately £330 million related to the statutory loss before tax on the announced sale of the Group’s German life insurance business, Heidelberger Leben.  This nevertheless benefited the Group’s estimated pro forma fully loaded CRD IV core tier 1 ratio by approximately 13 basis points.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Volatility arising in insurance businesses
The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  The statutory result included £637 million of positive insurance and policyholder interests volatility (30 September 2012: positive volatility of £241 million), reflecting the rise in equity markets in the period.

Simplification and Verde costs
Simplification programme costs were £608 million, with a total of £1,469 million spent to date, realising annual run-rate cost savings of £1,315 million.  We now expect over £2.0 billion to be directly expensed through the income statement, out of an estimated total cost of around £2.3 billion.

The Group continues to progress the EC mandated business disposal (Verde) through an Initial Public Offering (IPO) which remains subject to regulatory and EC approval.  We continue to target an IPO in mid-2014.  In September we rebranded the business as TSB Bank and this now operates as a separate business within Lloyds Banking Group.  Costs relating to Verde were £586 million and, from inception to the end of September 2013, totalled £1,368 million.

PPI
The volume of PPI complaints continues to fall, although more slowly than projected.  Average monthly complaint volumes were down 8 per cent in the quarter and weekly complaints averaged approximately 11,000 in the third quarter of 2013, compared to approximately 12,500 in the second quarter.  Monthly complaint volumes were on average 55 per cent below those in the third quarter of 2012.

Costs in the three months to September 2013 continued to be higher than projected reflecting the acceleration of cases with the Financial Ombudsman Service, higher reactive volumes, as well as an increased scope of proactive mailings combined with higher response rates.  The average uphold rates have continued to trend upwards since early 2013.

As a result we are increasing our forward projections and raising the provision by £750 million, driven primarily by higher reactive and proactive volumes, the increased scope of remediation and higher than projected uphold rates and associated operational costs.  This brings the total amount provided for PPI to £8,025 million (of which approximately £1.7 billion relates to administration costs).  The total amount provided for PPI represents our best estimate of likely costs and a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress costs and the outcome of the FCA Enforcement Team investigation.  The cost of these factors could differ materially from our estimates, which could result in a further provision being required.

As at 30 September 2013, £1,694 million of the total provision remained unutilised, and total costs incurred in the three months to 30 September 2013 were £706 million, including £161 million of administration costs.

Other items
The Group recognised a charge for other statutory items of £401 million in the period compared to a charge of £112 million in the first nine months of 2012.  This included a charge of £104 million as a result of changes to early retirement and commutation factors in two of the Group’s principal defined benefit schemes (2012: £250 million gain related to a change in policy in respect of discretionary pension increases).

Taxation
The tax charge for the first nine months of 2013 was £1,414 million.  This reflects a higher effective tax rate than the UK statutory rate primarily due to an additional tax charge arising from the impact on the net deferred tax asset of the announced reductions in UK corporation tax rate to 21 per cent from 1 April 2014 and 20 per cent from 1 April 2015;
and the write-down of a deferred tax asset in respect of Australian trading losses due to the announced sale of
Australian operations.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Balance sheet
	At 30 Sept 2013	At 31 Dec 2012	Change %

Risk-weighted assets	£276.6bn	£310.3bn	(11)
Core tier 1 capital ratio	13.5%	12.0%	1.5pp
Tier 1 capital ratio	13.9%	13.8%	0.1pp
Total capital ratio	19.9%	17.3%	2.6pp

Estimated pro forma fully loaded CRD IV risk-weighted assets1	£279.7bn	£321.1bn	(13)
Estimated pro forma fully loaded CRD IV core tier 1 ratio1	9.9%	8.1%	1.8pp
Estimated pro forma fully loaded CRD IV leverage ratio1, 2	4.1%	3.8%	0.3pp

Estimated fully loaded CRD IV risk-weighted assets	£285.3bn	£321.1bn	(11)
Estimated fully loaded CRD IV core tier 1 ratio	9.5%	8.1%	1.4pp
Estimated fully loaded CRD IV leverage ratio2	4.0%	3.8%	0.2pp

Funded assets	£509.4bn	£538.7bn	(5)
Non-core assets (pro forma)3	£70.0bn	£98.4bn	(29)
Non-retail non-core assets (pro forma)3	£29.8bn	£48.5bn	(39)
Customer deposits4	£432.9bn	£422.5bn	2
Wholesale funding	£151.4bn	£169.6bn	(11)
Wholesale funding <1 year maturity	£49.7bn	£50.6bn	(2)
Of which money-market funding <1 year maturity	£30.1bn	£31.0bn	(3)
Loan to deposit ratio	114%	121%	(7)pp
Core loan to deposit ratio	100%	101%	(1)pp
Primary liquid assets	£90.8bn	£87.6bn	4

1	Pro forma ratios including effects of announced sales of the Australian operations, Sainsbury’s Bank and Heidelberger Leben.
2	Including grandfathered tier 1 capital.
3
Recognising the reductions from the announced sales of the Australian operations (announced in October) and Heidelberger Leben (announced in August).  Excluding these transactions, non-core assets would have been £76.1 billion.

4	Excluding repos of £3.0 billion (31 December 2012: £4.4 billion) (all core).

We have further strengthened the Group’s capital ratios in the first nine months of this year, with the estimated pro forma fully loaded CRD IV core tier 1 ratio increasing to 9.9 per cent from 8.1 per cent at 31 December 2012 and the core tier 1 ratio improving to 13.5 per cent.  This improvement was driven by capital generation in our core business, the decrease in risk-weighted assets from non-core asset reductions and improving economic conditions, and management actions such as the sales of shares in St. James’s Place, the disposals of US residential mortgage-backed security (RMBS) portfolios and the £1.6 billion dividend paid by the insurance business to the Group in the first half of the year.  These were partially offset by the effects of changes to pension accounting and other statutory items.

Excluding the benefits of the announced sales of our Australian operations, Heidelberger Leben and Sainsbury’s Bank, our estimated fully loaded CRD IV core tier 1 ratio was 9.5 per cent, while the Group’s total capital ratio increased to 19.9 per cent, with £26.3 billion of tier 1 and tier 2 securities contributing to the £55.1 billion capital base.  The transition to CRD IV is expected to reduce the volume of deductions from non-equity capital arising from the Group’s insurance operations and therefore to release a material proportion of tier 1 and tier 2 capital.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

The Group awaits the outcome of the Prudential Regulatory Authority’s consultation on future capital requirements as set out in its consultation paper CP 5/13 “Strengthening capital standards: implementing CRD IV”, which was published in August this year.  The PRA’s consultation closed in early October and it is expected to publish finalised rules in December this year, which will implement the European Union’s new capital requirements legislation, known as CRD IV, in the UK from 1 January 2014, and will include detail on bank capital requirements and on related governance and reporting obligations.

The Group has a strong capital position and continues to expect to meet the PRA’s requirement of £8.6 billion additional capital announced in June without recourse to further equity issuance or the utilisation of additional contingent capital securities.

The Group’s estimated pro forma fully loaded leverage ratio, including grandfathered tier 1 capital, increased to 4.1 per cent from 3.8 per cent at the end of 2012 and to 3.4 per cent from 3.1 per cent excluding grandfathered tier 1.  Both of these ratios are in excess of the Basel Committee’s proposed minimum of 3 per cent applicable from 2018.

The Group’s liquidity position remains strong, with primary liquid assets of £90.8 billion at 30 September 2013 (31 December 2012: £87.6 billion).  Primary liquid assets represent approximately 3 times our money-market funding and are approximately 2 times our wholesale funding with a maturity of less than one year, providing a substantial buffer in the event of market dislocation.  In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £117.0 billion (31 December 2012: £117.1 billion).  Total liquid assets represent approximately 4 times our wholesale funding with a maturity of less than one year.

The Group’s non-core assets now stand at £70.0 billion on a pro forma basis, a significant reduction of 29 per cent (£28.4 billion) since December 2012.  This is a reduction of £12.6 billion since June 2013, including £5.5 billion in Australia as well as reductions of £1.2 billion in UK commercial real estate and £0.9 billion in the shipping portfolio.  The non-retail non-core element of the portfolio reduced 39 per cent (£18.7 billion) in the year and now stands at £29.8 billion.  Non-core asset reductions continue to be capital accretive overall, with capital accretion in the nine months to 30 September on a fully loaded basis of approximately £2 billion.

The reduction in non-core assets and continued growth in customer deposits in the first nine months of this year have reduced the Group’s funding requirement.  This has enabled us to reduce wholesale funding by £18.2 billion and, as reported at the half year, repay the full amount of the Long Term Refinancing Operation funding from the European Central Bank of €13.5 billion ahead of schedule.

The Group’s loan to deposit ratio improved to 114 per cent from 121 per cent at 31 December 2012.  The core loan to deposit ratio improved to 100 per cent from 101 per cent at 31 December 2012.

Conclusion
The Group has continued to deliver strong profits and returns with growth in core lending, underlying income and net interest margin, and further reductions in costs and impairments.  The continued progress we have made in reducing risk in the balance sheet and strengthening the Group’s capital ratios leaves us well positioned to continue growing our core business as we support the UK economic recovery.

George Culmer
Group Finance Director

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2013	Nine months ended 30 Sept 20121
	£ million	£ million

Interest and similar income	15,961	17,916
Interest and similar expense	(10,989)	(12,418)
Net interest income	4,972	5,498
Fee and commission income	3,209	3,535
Fee and commission expense	(1,025)	(1,088)
Net fee and commission income	2,184	2,447
Net trading income	14,657	11,020
Insurance premium income	6,240	6,215
Other operating income	2,647	2,529
Other income	25,728	22,211
Total income	30,700	27,709
Insurance claims	(16,496)	(13,801)
Total income, net of insurance claims	14,204	13,908
Regulatory provisions	(1,325)	(2,225)
Other operating expenses	(8,892)	(8,512)
Total operating expenses	(10,217)	(10,737)
Trading surplus	3,987	3,171
Impairment	(2,293)	(3,778)
Profit (loss) before tax	1,694	(607)
Taxation	(1,414)	(429)
Profit (loss) for the period	280	(1,036)

Profit attributable to non-controlling interests	24	51
Profit (loss) attributable to equity shareholders	256	(1,087)
Profit (loss) for the period	280	(1,036)
Basic earnings (loss) per share	0.4p	(1.6)p
Diluted earnings (loss) per share	0.4p	(1.6)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See below.

Restatements to reflect new accounting standards effective from 1 January 2013
Comparative financial information has been restated following the adoption of the following new accounting standards effective from 1 January 2013:

Amendments to IAS 19 Employee Benefits (IAS 19R).  The main change is that actuarial gains and losses in respect of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, IAS 19R requires a net interest amount to be calculated by applying the discount rate to the net defined benefit liability or asset, in place of the interest cost on scheme liabilities and the expected return on scheme assets.  The effect of applying this amended standard at 1 January 2013 was the recognition of previously unrecognised actuarial losses of £2.7 billion and deferred tax assets of £0.6 billion, leading to a reduction in shareholders’ equity of £2.1 billion.  The changes to the calculation of the income statement charge have decreased profit after tax for the nine months to 30 September 2013 by £3 million (nine months to 30 September 2012: £34 million).

IFRS 10 Consolidated Financial Statements.  This new standard establishes the principles to determine whether one entity controls another; where such control exists the controlling entity is required to consolidate the other entity in its financial statements.  The adoption of IFRS 10 has required the Group to consolidate certain entities that were previously not consolidated and deconsolidate certain entities that were previously consolidated.  The effect of applying IFRS 10 at 1 January 2013 was to recognise an increase in total assets and total liabilities of £10.2 billion with no resulting change in shareholders’ equity and no impact on profit after tax for the nine months to 30 September 2013 (nine months to 30 September 2012: nil).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sept 2013	At 31 Dec 20121
Assets	£ million	£ million

Cash and balances at central banks	57,179	80,298
Trading and other financial assets at fair value through profit or loss	140,276	160,620
Derivative financial instruments	39,355	56,557
Loans and receivables:
Loans and advances to banks	27,157	32,757
Loans and advances to customers	495,496	517,225
Debt securities	1,613	5,273
	524,266	555,255
Available-for-sale financial assets	43,003	31,374
Other assets	66,282	50,117
Total assets	870,361	934,221

Liabilities
Deposits from banks	12,093	38,405
Customer deposits	435,870	426,912
Trading and other financial liabilities at fair value through profit or loss	45,063	33,392
Derivative financial instruments	36,632	48,676
Debt securities in issue	101,261	117,253
Liabilities arising from insurance and investment contracts	109,387	137,592
Subordinated liabilities	33,210	34,092
Other liabilities	55,620	55,318
Total liabilities	829,136	891,640

Total equity	41,225	42,581
Total equity and liabilities	870,361	934,221

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 14.

APPENDIX 1
QUARTERLY UNDERLYING BASIS INFORMATION

Group	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,761	2,653	2,553	2,545	2,575
Other income	1,879	1,984	2,422	2,040	2,112
Insurance claims	(85)	(62)	(86)	(30)	(102)
Total underlying income	4,555	4,575	4,889	4,555	4,585
Total underlying income excl. SJP	4,537	4,525	4,409	4,448	4,503
Total costs	(2,361)	(2,341)	(2,408)	(2,587)	(2,492)
Impairment	(670)	(811)	(1,002)	(1,278)	(1,262)
Underlying profit	1,524	1,423	1,479	690	831

Banking net interest margin	2.17%	2.06%	1.96%	1.94%	1.93%
Impairment charge as a % of average advances	0.51%	0.57%	0.80%	0.96%	0.93%
Return on risk-weighted assets	2.14%	1.93%	1.96%	0.87%	1.01%

Core	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,711	2,579	2,452	2,487	2,459
Other income	1,803	1,923	2,265	1,932	1,963
Insurance claims	(85)	(62)	(86)	(30)	(102)
Total underlying income	4,429	4,440	4,631	4,389	4,320
Total underlying income excl. SJP	4,411	4,390	4,151	4,282	4,238
Total costs	(2,252)	(2,199)	(2,269)	(2,341)	(2,246)
Impairment	(324)	(416)	(491)	(568)	(373)
Underlying profit	1,853	1,825	1,871	1,480	1,701

Banking net interest margin	2.54%	2.43%	2.34%	2.33%	2.32%
Impairment charge as a % of average advances	0.32%	0.34%	0.51%	0.50%	0.36%
Return on risk-weighted assets	3.19%	3.11%	3.20%	2.47%	2.83%

Non-core	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012
	£ million	£ million	£ million	£ million	£ million

Net interest income	50	74	101	58	116
Other income	76	61	157	108	149
Total underlying income	126	135	258	166	265
Total costs	(109)	(142)	(139)	(246)	(246)
Impairment	(346)	(395)	(511)	(710)	(889)
Underlying loss	(329)	(402)	(392)	(790)	(870)

Banking net interest margin	0.41%	0.37%	0.44%	0.37%	0.49%
Impairment charge as a % of average advances	1.41%	1.62%	2.03%	2.80%	3.08%

APPENDIX 2
BASIS OF PREPARATION OF UNDERLYING BASIS INFORMATION

The tables below set out a reconciliation from the published statutory results to the underlying basis results:

		Removal of:
Nine months ended 30 September 2013	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,972	(16)	5	2,576	–	430	7,967
Other income	25,728	112	(642)	(18,962)	–	49	6,285
Insurance claims	(16,496)	–	–	16,263	–	–	(233)
Total underlying income	14,204	96	(637)	(123)	–	479	14,019
Operating expenses3	(10,217)	1,618	–	123	1,325	41	(7,110)
Impairment	(2,293)	239	–	–	–	(429)	(2,483)
Profit (loss)	1,694	1,953	(637)	–	1,325	91	4,426

		Removal of:
Nine months ended 30 September 20124	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	5,498	(80)	(9)	1,917	–	464	7,790
Other income	22,211	(53)	(232)	(15,510)	–	(40)	6,376
Insurance claims	(13,801)	–	–	13,466	–	–	(335)
Total underlying income	13,908	(133)	(241)	(127)	–	424	13,831
Operating expenses3	(10,737)	843	–	127	2,225	5	(7,537)
Impairment	(3,778)	–	–	–	–	(641)	(4,419)
(Loss) profit	(607)	710	(241)	–	2,225	(212)	1,875

1
Comprises the effects of asset sales (nine months to 30 September 2013: gain of £149 million; nine months to 30 September 2012: gain of £1,299 million), volatile items (nine months to 30 September 2013: loss of £410 million; nine months to 30 September 2012: loss of £959 million), liability management (nine months to 30 September 2013: loss of £97 million; nine months to 30 September 2012: loss of £207 million), Simplification costs related to severance, IT and business costs of implementation (nine months to 30 September 2013: £608 million; nine months to 30 September 2012: £332 million), Verde costs (nine months to 30 September 2013: £586 million; nine months to 30 September 2012: £399 million); the amortisation of purchased intangibles (nine months to 30 September 2013: £297 million; nine months to 30 September 2012: £362 million) and the past service pensions item (nine months to 30 September 2013: charge of £104 million; nine months to 30 September 2012: credit of £250 million).

2
Comprises the payment protection insurance provision (nine months to 30 September 2013: £1,250 million; nine months to 30 September 2012 £2,075 million) and other regulatory provisions (nine months to 30 September 2013: £75 million; nine months to 30 September 2012 £150 million.

3	On an underlying basis this is described as total costs.
4	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 14.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Charles King
Investor Relations Director
020 7356 3537
charles.king@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this interim management statement may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The statement can also be found on the Group’s website – www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 29 October 2013